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SEC FILE NUMBER
8-71142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/22/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AEC Transaction Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 West 44th Street, Suite 815
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tyler Albright	917.828.5498	talbright@aecadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., P.C.
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tyler Albright _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AEC Transaction Services LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LEGRAND MOISE
Notary Public - State of New York
NO. 01MO6372060
Qualified in Nassau County
My Commission Expires Mar 12, 2026

Signature: _____

Title: _____
Secretary/Chief Operating Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

AEC Transaction Services LLC

As of December 31, 2024
With Report of Independent Registered Public Accounting Firm

AEC Transaction Services LLC

Statement of Financial Condition

December 31, 2024

Contents



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Members of AEC Transaction Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AEC Transaction Services LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AEC Transaction Services LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AEC Transaction Services LLC's management. Our responsibility is to express an opinion on AEC Transaction Services LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to AEC Transaction Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co., PC

We have served as AEC Transaction Services LLC's auditor since 2023.
Dallas, Texas
March 11, 2025

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

AEC Transaction Services LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$ 7,768,304
Accounts receivable	134,984
Operating lease right of use asset	386,707
Prepaid expense	64,540
Total assets	$ 8,354,535

Liabilities and Members' Equity

Payables to:	
Affiliate	$ 316,159
Accounts payable and accrued expenses	111,252
Unearned revenue	20,000
Operating lease liability	389,642
Total liabilities	837,053
Members' equity	7,517,482
Total liabilities and members' equity	$ 8,354,535

See accompanying notes.

AEC Transaction Services LLC

Notes to Statement of Financial Condition

December 31, 2024

1. **Organization**

   AEC Transaction Services LLC (the "Company"), a Delaware limited liability company, was formed on June 9th, 2023. The Company is directly owned by AEC Luna LLC ("AEC Luna") and AEC Marley LLC ("AEC Marley"). AEC Luna LLC is directly owned 100% by AEC Group Holdings LLC and AEC Marley is directly owned by the four principals. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the Securities Investor Protection Corporation ("SIPC"). The Company's principal activity is to provide advisory services related to mergers, acquisitions, divestitures and similar business combination transactions to small, medium, and large companies.

   The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c-3- relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2. **Summary of Significant Accounting Policies**

   a) *Basis of Financial Statement Presentation*

      The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   b) *Allowance for Credit Losses*

      The Financial Accounting Standards Board ("FASB") Topic 326, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments,* requires the expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost (cash, accounts receivable). The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for these assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period of changes in expected lifetime credit losses.

      The Company's Accounts Receivable is a result of the merger and acquisition advisory business. When acting as an advisor in a merger or acquisition, the buyer or seller is an established client of the Company. The clients are predominantly private corporations. Success fees are defined in the contracts. Based on these factors, the Company concluded there are remote expectations of any credit loss, and no allowance was recorded on advisory success fees transactions.

      The Company maintains a cash account held at one Federal Deposit Insurance Corporation ("FDIC") insured bank. The bank is included in the S&P 500 Index. The Company does not have any history of any issues obtaining the Company's money held at the bank. No allowance for credit losses was recorded for these accounts as of December 31, 2024.

2. Summary of Significant Accounting Policies (continued)

c) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of mergers and acquisitions. The Company has identified one of its Principals as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

e) Revenue Recognition

The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") ("Topic 606"). Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the entity satisfies a performance obligation

The Company enters into agreements with customers to provide the services defined in each contract. Generally, the Company receives a combination of initial fees, monthly fees, milestone fees, and/or contingent success fees for merger and acquisition advisory services. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

2. Summary of Significant Accounting Policies (continued)

e) Revenue Recognition (continued)

The compensation structures of the success fees are defined in the contracts and the Company's performance obligations are satisfied and the fees are generally paid to the Company upon the successful closing of a transaction. These fees are generally variable, and the estimate of variable consideration is typically constrained in accordance with paragraphs 606-10-32-11 through 32-13 of (ASU) No. 2014-09 because of the uncertainty associated with the variable consideration. Specifically, the amount of consideration is highly susceptible to factors outside the Company's influence. For example, resolutions of related uncertainties can take an extended period of time; price concessions could occur; deal terms could change prior to closing; deals could be terminated altogether prior to closing; and other potential scenarios that impact the variability and uncertainty of the success fee compensation. Revenue is recognized from the satisfaction of the performance obligation based on the amount that the Company has a right to invoice per the terms and obligations in the contract.

f) Leases

The Company leases corporate office space under a non-cancelable lease. The determination if an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The office space lease is included in operating lease right-of-use ("ROU") asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

A ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate to determine the present value of lease payments, management uses an estimate of the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply for the short-term lease exception to all leases with a term of one year or less.

AEC Transaction Services LLC
Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

g) Income Taxes

The Company is treated as a partnership for U.S. federal income tax purposes, and as such, is not subject to U.S. federal income tax. As a result, the net taxable income of the Company for U.S. federal income tax purposes is deemed to passthrough to its members, AEC Luna and AEC Marley, even though such net taxable income may not actually have been distributed.

Effective for tax years beginning after January 1, 2018, the Bipartisan Budget Act of 2015 ("BBA") established a new centralized federal audit regime applicable to partnerships. Under these rules, any adjustments resulting from an IRS audit are generally assessed at the partnership level, potentially causing the partnership to be liable for taxes, interest, and penalties. However, the partnership may elect to "push out" any adjustments to its partners, subject to specific regulatory requirements. The Company has evaluated these rules and, where applicable, may take necessary actions to mitigate tax liabilities, including making elections permitted under the BBA.

As of December 31, 2024, the partnership has not received any IRS audit notices, nor has it recorded any liabilities related to potential tax adjustments under this regime. The partnership continues to monitor developments related to the BBA and its impact on future tax positions.

The Company is also treated as a partnership for state and local income tax purposes and files in states where it is considered to have nexus under applicable state law. Currently the Company files state and local income tax returns in New York, New York City (NYC) and New Jersey. The Company is subject to NYC Unincorporated Business Tax based on applicable laws.

The Company recognizes and measures any unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2024, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

h) Other

The U.S. dollar ($) is the functional currency of the Company.

3. Cash

The Company reflects cash on deposit held at one bank in the amount of $7,768,304. The Company maintains this account at a financial institution. At times, cash may be uninsured or in a deposit account that exceeds the FDIC limit. At December 31, 2024, the amount in excess of this limit is $7,518,304.

4. Related-party Transactions

The Company has a Service Level Agreement ("SLA") with its affiliate AEC Advisors LLC (the "Affiliate"), which governs the allocation of expenses between the Company and its Affiliate with respect to the shared resources such as rent for office space, costs of shared personnel such as payroll and benefits, advertising, utilities, travel and other general and administrative services. The Company reimburses its Affiliate for these share expenses per the terms of the SLA. At December 31, 2024, the Company reported $316,159 as Payable to Affiliate relating to this arrangement in the Statement of Financial Condition. Any such balance is paid in the normal course of business.

The SLA was effective for an initial term of one year and is renewed automatically for successive one-year terms unless terminated by either party upon thirty (30) days written notice.

The Company, AEC Luna, and AEC Marley are under the same common control. The existence of that control may create a financial position and operating results that significantly differ than if the companies were autonomous.

5. Net Capital and Other Regulatory Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the basic method permitted by Rule 15c3-1, which requires that the Company maintain a minimum net capital, as defined, equal to the greater of $5,000 or 12 1/2% of Total Aggregate Indebtedness). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed an 8-to-1 ratio and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed a 10-to-1 ratio. At December 31, 2024, the Company's net capital was $7,317,957, which was $7,262,031 in excess of its minimum requirement of $55,926. The Company's net capital ratio was 0.06-to-1 as of December 31, 2024.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's members. Periodic contributions and/or distributions approved by the members may be made in order to enable the members to effectively manage the Company.

6. Concentration of Risks

The Company engages in investment banking activities with companies throughout the United States and Canada. In the event the counterparties do not fulfill their obligations on the initial, monthly, or milestone fees, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review the financial statements and estimate of creditworthiness of each counterparty. However, the Company's credit risk for the contingent success fees is typically low because the success fees are paid at closing based on the transaction consideration in the deal. The success fees usually represent a low percentage of the total consideration of the deal and are paid to the Company simultaneously with closing of the transaction when consideration is paid from a buyer to a seller. The Company's financial instrument that is subject to

AEC Transaction Services LLC
Notes to Statement of Financial Condition (continued)

6. Concentration of Risks (continued)

concentration of credit risk primarily consists of cash, which the Company places with one high credit quality banking institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. Contingencies

In the ordinary course of conducting its business, the Company may be subjected to various claims and legal proceedings. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. Office Lease

The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classifies this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The following summarizes the line items in the statement of financial condition which includes amounts for the office space lease as of December 31, 2024:

Operating Lease

Operating right-of-use-asset	$386,707
Operating lease liability	$389,642

The discount rate used on the operating lease was 6%. The remaining lease term is forty-one months.

Maturities of lease liabilities under operating leases as of December 31, 2024, are as follows:

Year Ending December 31:

2025	$ 121,685
2026	125,031
2027	128,469
2028	54,132

8. **Office Lease (continued)**

Total undiscounted lease payments	429,317
Less interest	(39,675)
Present value of lease liability	$ 389,642

9. **Recently Issued Accounting Pronouncements**

Recently issued accounting standards that have been issued or proposed by the FASB or other standards setting bodies, are not expected to have a material impact on the Company's financial position or results of its operations.

10. **Defined Contribution Plan**

The Affiliate maintains a 401(k) defined contribution plan covering all eligible employees. The Company has a Service Level Agreement ("SLA") with its Affiliate, which governs the allocation of the 401(k) defined contribution plan. Participants are permitted, within limitations imposed by tax law, to make pre- and post-tax contributions to the plan. The Company's contributions to the plan are based on employee contributions and compensation.

11. **Subsequent Events**

On January 16, 2025, in the ordinary course of business, the Company distributed $7,000,000 to its members.

The Company has evaluated events that have occurred subsequent to December 31, 2024, and through March 11, 2025, the date the report was available to be issued. There have been no material subsequent events that occurred during such a period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.